As filed with the Securities and Exchange Commission on December 12, 2007
File No. 000-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(B) OR 12(G) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	20-0573058 (I.R.S. Employer Identification No.)

2000 Las Vegas Boulevard South Las Vegas, NV (Address of principal executive offices)	89104 (Zip Code)
702-383-5242
(Registrant’s telephone number, including area code)

Copies of correspondence to:

Denise Barton Chief Financial Officer American Casino & Entertainment Properties LLC 2000 Las Vegas Boulevard South Las Vegas, NV 89104	Julie M. Allen, Esq. Proskauer Rose LLP 1585 Broadway New York, NY 10036

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class to be so registered	Name of each exchange on which each class to be registered

NOT APPLICABLE	NOT APPLICABLE
SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
CLASS A MEMBERSHIP INTERESTS
(Title of class)

i

EXPLANATORY NOTE.
     This registration statement on Form 10 is being filed by American Casino & Entertainment Properties LLC in order to register its Class A Membership Interests voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
FORWARD-LOOKING STATEMENTS
     Some statements made in or incorporated by reference into this registration statement are “forward-looking statements” within the meaning of Section 21E of the Exchange Act. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition.
     When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project” or their negatives, or other similar expressions, the statements that include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements.
     We warn you that forward-looking statements are not statements of fact. Actual events or results may differ as a result of risks that we face, including those set forth herein or incorporated by reference in Item 1A of this registration statement under “Risk Factors.” Those risks are representative of factors that could affect the outcome of the forward-looking statements. These and the other factors discussed elsewhere in this registration statement are not necessarily all of the important factors that could cause our results to differ materially from those expressed in our forward-looking statements. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.
ITEM 1. BUSINESS.
     Reference is made to the information set forth in “Item 1. Business” of our annual report on Form 10-K for our fiscal year ended December 31, 2006, or our 2006 Form 10-K, filed by us with the United States Securities and Exchange Commission, or the SEC, which information is incorporated herein by reference. References in this registration statement to us, we, our company or ACEP are to American Casino & Entertainment Properties LLC.
     On April 22, 2007, American Entertainment Properties Corp., or AEP, our direct parent, entered into a Membership Interest Purchase Agreement (which was amended by the First Amendment to the Membership Interest Purchase Agreement, dated September 12, 2007), or, as amended, the Agreement, with W2007/ACEP Holdings, LLC, or Holdings, an affiliate of Whitehall Street Real Estate Funds, a series of real estate investment funds sponsored and managed by The Goldman Sachs Group Inc. and its affiliates (who we refer to collectively as Goldman Sachs), to sell all of our issued and outstanding membership interests, for $1.3 billion plus or minus certain adjustments such as working capital, more fully described in the Agreement. On December 4, 2007, Holdings entered into an Assignment and Assumption

Agreement with W2007/ACEP Managers Voteco, LLC, or VoteCo or the Buyer, whereby Holdings assigned all of its rights, interests and obligations under the Agreement to VoteCo. We refer to the transaction contemplated by the Agreement as the Acquisition.
     Pursuant to the terms of the Agreement, prior to the closing, AEP is required to cause us to repay from funds provided by AEP, the principal, interest, any prepayment penalty or premium and any other obligation due under the terms of our 7.85% senior secured notes due 2012 and our senior secured credit facility.
     We also adopted a Key Employee Plan, or the Plan, in conjunction with the Acquisition, which allows for certain key employees to be paid one year’s salary upon meeting certain conditions. The employee must be employed in good standing at the closing date and must complete the transition period, defined as up to 60 days after closing, if requested by the Buyer. The obligation to make such payments will remain with AEP.
     The Acquisition is also subject to approvals from the Nevada State Gaming Commission and the Nevada State Gaming Control Board, as more fully described below, as well as customary conditions. We expect to close the Acquisition by the end of the first quarter of fiscal 2008; however, there can be no assurance that we will be able to consummate the Acquisition.
Nevada Gaming Laws and Regulations
     The ownership and operation of casino gaming facilities in the State of Nevada are subject to the Nevada Gaming Control Act, or the Nevada Act, and the regulations made under the Nevada Act, as well as various local ordinances. The gaming operations of our casinos are subject to the licensing and regulatory control of the Nevada Gaming Commission and the Nevada State Gaming Control Board. Our casinos’ operations are also subject to regulation by the Clark County Liquor and Gaming Licensing Board, or Clark County, and the City of Las Vegas. These agencies are referred to herein collectively as the Nevada Gaming Authorities.
     The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy. These public policy concerns include, among other things:
•	preventing unsavory or unsuitable persons from being directly or indirectly involved with gaming at any time or in any capacity;

•	establishing and maintaining responsible accounting practices and procedures;

•	maintaining effective controls over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs, and safeguarding assets and revenue, providing reliable recordkeeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

•	preventing cheating and fraudulent practices; and

•	providing a source of state and local revenue through taxation and licensing fees.

     Changes in these laws, regulations and procedures could have significant negative effects on our gaming operations and our financial condition and results of operations.
     Our casinos are licensed by the Nevada Gaming Authorities. Under their gaming licenses, our casinos are required to pay periodic fees and taxes. The gaming licenses are not transferable.
     We have been found suitable by the Nevada Gaming Commission to own the equity interests of Charlie’s Holding, the stock of Stratosphere Corporation and the stock of AREP Laughlin Corporation. We have also been registered by the Nevada Gaming Commission as a holding company, which we refer to herein as a registered company, for the purposes of the Nevada Act. AEP has been found suitable by the Nevada Gaming Commission to own our equity interests and to be registered by the Nevada Gaming Commission as a holding company. Charlie’s Holding has been found suitable by the Nevada Gaming Commission to own the equity securities of its licensed subsidiaries. As more fully described herein, no person may become a member or acquire a membership interest in, or receive any percentage of the profits from, our company without first obtaining all required registrations, licenses, findings of suitability, approvals and permits from the Nevada Gaming Authorities.
     In connection with and immediately after the Acquisition, we expect to (a) redeem all of our issued and outstanding membership interests acquired by VoteCo pursuant to the Agreement, (b) issue 100% of the Class A Voting Membership Interests, or Class A Interests, to VoteCo in exchange for an equity contribution made by VoteCo and (c) issue 100% of the Class B Non-Voting Membership Interests, or Class B Interests, to Holdings in exchange for an equity contribution made by Holdings. We refer to the Class A Interests and the Class B Interests together as the Membership Interests.
     Following the completion of the Acquisition, all of our issued and outstanding membership interests will be held by VoteCo and Holdings, and we will not have an ongoing relationship with AEP except for customary surviving provisions in the Agreement, such as indemnification.
     In connection with and immediately after the Acquisition, we expect to execute an Amended and Restated Operating Agreement, or the Amended Operating Agreement, by and among us, VoteCo and Holdings. Pursuant to the Amended Operating Agreement, holders of Class A Interests will be entitled to one vote per interest on all matters to be voted on by voting members of our company. Holders of Class B Interests will have no vote, except as otherwise expressly required by law. Messrs. Stuart Rothenberg, Brahm Cramer and Jonathan Langer, who we sometimes refer to as the Managers, are the sole members and managers of VoteCo. Each of the Managers is expected to become a member of our board of directors upon consummation of the Acquisition. Each of the Managers is a Managing Director of Goldman Sachs. By a letter agreement executed in May 2007, each of The Goldman Sachs Group, Inc., or the GS Group, and Goldman, Sachs & Co., or GS&Co., who we refer to together as Goldman, acknowledged that the Managers are making application to the Nevada Gaming Commission and other relevant regulatory authorities for approval to own and manage our gaming operations in connection with the acquisition of the voting Class A Interests. Further, Goldman agreed that it will not take any action to influence the Managers in the exercise of their management or voting rights in respect of our gaming operations, and authorizes the Managers to exercise such rights independently of, and without consultation with, Goldman and that it will not take such action in respect of our gaming operations in its role as investment advisor to the Whitehall Street Real Estate Funds or in its role as a manager or officer, as applicable, of the general partners of any of the Whitehall Street Real Estate Funds.
     We will issue Class A Interests and Class B Interests in connection with the organizational structure to be put in place in order to consummate the Acquisition so that Holdings will acquire all of our issued and outstanding Class B Interests without having any voting power or other power to control our affairs or operations, except as otherwise expressly required by law. If Holdings had any voting or other power to control our affairs or operations, Holdings and its respective constituent members would be required to be licensed or found suitable pursuant to the gaming laws and regulations of the State of Nevada, Clark County liquor and gaming codes, and the Municipal Code of the City of Las Vegas. As a result, Messrs. Rothenberg, Cramer and Langer, through VoteCo, will be able to govern all matters that are subject to the vote of our members, including the appointment of managers and officers and the amendment of our Certificate of Formation and Amended Operating Agreement.
     VoteCo is required to be approved by the Nevada Gaming Commission, upon the recommendation of the Nevada State Gaming Control Board, as well as by the Clark County Liquor and Gaming Board (comprised of the Clark County Commissioners) and the City Counsel of the City of Las Vegas to acquire substantially all of our assets through the Acquisition. In connection with such approvals, VoteCo must be registered as a holding company and found suitable as a member of our company. Messrs. Rothenberg, Cramer and Langer must each be licensed as a member and manager of VoteCo and found suitable as a controlling member and manager of our company.
     If the Nevada Gaming Commission issues an order of registration of our company as constituted after the consummation of the Acquisition, or the Final Order, such Final Order may (1) prohibit Holdings, VoteCo or their respective affiliates from selling, assigning, transferring, pledging or otherwise disposing of Membership Interests or any other security convertible into or exchangeable for Class A Interests or Class B Interests, without the prior approval of the Nevada Gaming Commission, (2) prohibit the direct or indirect members of Holdings from selling, assigning, transferring, pledging or otherwise disposing of any direct or indirect membership interest in Holdings without the prior administrative approval of the Chairman of the Nevada State Gaming Control Board or his designee, and (3) prohibit us from declaring cash dividends or distributions on any class of our membership interests beneficially owned in whole or in part by Holdings or VoteCo or their respective affiliates, other than for the purpose of defraying tax liabilities and tax-related expenses of such direct or indirect equity owners that arise directly out of such direct or indirect ownership interests without the prior approval of the Nevada Gaming Commission. The Final Order would become effective upon issuance by the Nevada Gaming Commission unless the Commission imposes conditions precedent thereto, such as this registration statement becoming effective. The Final Order, if obtained, will set forth a description of our company and its affiliates and intermediary companies and the various gaming licenses and approvals obtained by those entities together with any conditions and limitations pertaining to the licenses and approvals.

     We are filing this registration statement voluntarily. We are not required to file this registration statement pursuant to the Securities Act of 1933, as amended, or the Securities Act, or the Exchange Act, or the rules and regulations of the SEC promulgated thereunder.
     Upon the effectiveness of this registration statement, the Class A Interests would be registered under Section 12(g) of the Exchange Act. Because such Class A Interests would be registered under the Exchange Act, we would be a “publicly traded corporation” or PTC, within the meaning of the Nevada Act. Any beneficial owner of our voting securities or other equity securities may be required to file an application, be investigated and have such holder’s suitability as a beneficial owner of our voting securities or other equity securities determined if the Nevada Gaming Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. However, as we would be a PTC, we expect that the Nevada Gaming Commission will require only that the beneficial owners of our voting Class A Interests be found suitable, and, since the holders of Class B Interests will have no voting or other control, it is anticipated, based on precedent, that the holders of Class B Interests will not be subject to mandatory licensure or registration under the Nevada Act. It is customary practice of Clark County and the City Council of the City of Las Vegas to defer to Nevada Gaming Commission with respect to the background and suitability investigation of applications of the nature filed by VoteCo and us. It is anticipated that the Nevada Gaming Commission, Clark County and the City Council of the City of Las Vegas will require only VoteCo and such company’s respective members and managers to be found suitable in connection with the Acquisition. Class B Interest holders will, however, remain subject to the discretionary authority of the Nevada Gaming Authorities, Clark County and the City Council of the City of Las Vegas and may be required to file an application and have their suitability determined.
     The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, us and VoteCo in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Members, transferees of a member’s interest, directors, managers and certain key employees of us and VoteCo must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to its authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Commission has jurisdiction to limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or to fine any person licensed, registered, found suitable or approved, for any cause which it deems reasonable.
     If the Nevada Gaming Authorities were to find an officer, manager or key employee unsuitable for licensing or unsuitable to continue having a relationship with us or VoteCo, the companies involved would have to sever all relationships with such person. In addition, the Nevada Gaming Commission may require us or VoteCo to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.
     The Company and VoteCo will each be required to submit detailed financial and operating reports to the Nevada Gaming Authorities. Substantially all material loans, leases, sales of securities and similar financing transactions by the Company and VoteCo must be reported to, or approved by, the Nevada Gaming Commission.
     If it were determined that the Nevada Act was violated by us or VoteCo, the gaming licenses we or they hold could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we and VoteCo, and the persons involved, could be subject to substantial fines of up to $250,000 for each separate violation of the Nevada Act at the discretion of the Nevada Gaming Commission. Further, a supervisor could be appointed by the Nevada Gaming Commission to operate our company and, under certain circumstances, earnings generated during the supervisor’s appointment could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect our gaming operations.
     License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which a Nevada licensee’s respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (1) a percentage of the gross revenues received; (2) the number of gaming devices operated; or (3) the number of table games operated. An excise tax is imposed on admission to any facility operated by a licensed gaming establishment where live entertainment is provided. The tax rate varies with the size of the facility in which the live entertainment is conducted and where maximum occupancy is less than 7,500, amounts paid for food, refreshments and merchandise purchased at the facility during live entertainment are also subject to taxation. Nevada licensees that hold a license as an operator of a slot machine route, or a manufacturer’s or distributor’s license, also pay certain fees and taxes to the State of Nevada.
     Any person who is licensed, required to be licensed, registered, required to be registered, or under common control with such persons, and who proposes to become involved or is involved in a gaming venture outside of Nevada is required to deposit with the Nevada State Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada State Gaming Control Board of their participation in such out-of-state gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Gaming Commission. Thereafter, licensees are required to comply with certain reporting requirements imposed by the Nevada Act. A licensee is also subject to disciplinary action by the Nevada Gaming Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the out-of-state gaming operation, fails to conduct the out-of-state gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs, contracts with, or associates with, a person in the out-of-state gaming operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

     Gaming and liquor activities at the Hotels are subject to regulation and licensing by the Clark County Department of Business License and the City Council of Las Vegas, Nevada. We have made application with the Clark County Department of Business License which serves as staff to the Clark County Liquor and Gaming Board (the members of which are the Clark County Commissioners) for all gaming and liquor licenses required after giving effect to the Acquisition in the unincorporated areas of Clark County and with the City Council of the City of Las Vegas. The Clark County and Las Vegas application and regulatory processes, which are detailed in the Clark County Code and the Las Vegas Municipal Code, respectively, are independent from, consistent with, but less extensive than, the application and regulatory process of the Nevada Gaming Commission. Background and suitability investigations in the County and the City are conducted primarily by the Las Vegas Metropolitan Police Department, or the LVMPD. While it is the customary practice of Clark County, the City of Las Vegas and the LVMPD to defer to the Nevada Gaming Authorities for the background and suitability investigation of applications of the nature to be filed by the Company, jurisdiction is retained to conduct any investigation and take any regulatory action deemed appropriate under the circumstances, to the extent allowed under Clark County Code and the Las Vegas Municipal Code as amended from time to time. Clark County and Las Vegas liquor and gaming licenses are revocable and are not transferable.
ITEM 1A. RISK FACTORS.
     Reference is made to the information set forth in “Item 1A. Risk Factors” of the 2006 Form 10-K, which information is incorporated herein by reference.
ITEM 2. FINANCIAL INFORMATION.
Selected Financial Data
     Reference is made to the information set forth in “Item 6. Selected Financial Data” of the 2006 Form 10-K, which information is incorporated herein by reference.
Unaudited Pro Forma Financial Data
     The following unaudited pro forma condensed consolidated financial statements have been prepared to give effect to the acquisition of all of our issued and outstanding membership interests by VoteCo, for $1.3 billion plus or minus certain adjustments such as working capital.
     The unaudited pro forma condensed consolidated financial statements are derived from our historical financial statements and have been adjusted as described in the notes thereto. There can be no assurance that the Acquisition will be consummated or that the Acquisition Financing, as hereinafter defined, will be utilized. If the Acquisition is consummated, the actual types and amounts of funds utilized to finance the acquisition and pay related fees and expenses may differ based on prevailing circumstances at the time.
     For purposes of the unaudited pro forma condensed consolidated balance sheet, we assumed the acquisition occurred on September 30, 2007. For purposes of the unaudited pro forma condensed consolidated statements of income, we assumed the acquisition occurred on

January 1, 2006. We applied the purchase method of accounting, which requires an allocation of the purchase price to the assets acquired and liabilities assumed, at fair value.
     The unaudited pro forma condensed consolidated financial statements have been prepared based upon currently available information and assumptions that are deemed appropriate by management. The pro forma information is for informational purposes only and is not intended to be indicative of the actual consolidated financial position or consolidated results that would have been reported had the transactions occurred on the dates indicated, nor does the information represent a forecast of the consolidated financial position at any future date or of the consolidated financial results for any future period. The unaudited pro forma financial statements should be read in conjunction with, and are qualified in their entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and notes thereto included or incorporated by reference in this registration statement.

American Casino & Entertainment Properties LLC
Unaudited Pro Forma Consolidated Balance Sheet
As of September 30, 2007

	American Casino &			American Casino &
	Entertainment			Entertainment
	Properties LLC	Pro Forma	(See	Properties LLC
	Historical	Adjustments	Note 2)	Pro Forma
	(in thousands)
Assets
Current Assets
Cash and cash equivalents	$87,911	$(50,546)	d	$37,365
Investments - restricted	2,908	—		2,908
Accounts receivable, net	6,725	—		6,725
Related party receivables	15	(15)	b	—
Deferred income taxes	2,948	(2,948)	b	—
Other current assets	13,322	—		13,322

Total current assets	113,829	(53,509)		60,320

Property and equipment, net	437,296	735,971	g	1,173,267

Restricted cash for improvements	—	66,000	f	66,000
Debt issuance and deferred financing costs, net	4,848	21,152	a,c	26,000
Deferred income taxes	35,464	(35,464)	b	—
Goodwill	—	116,614	c	116,614
Intangibles and other assets, net	2,239	36,880	c	39,119

Total other assets	42,551	205,182		247,733

Total Assets	$593,676	$887,644		$1,481,320

Current liabilities
Accounts payable	$5,269	$—		$5,269
Accrued expenses	25,170	(294)	b	24,876
Accrued payroll and related expenses	12,476	—		12,476
Current portion of capital lease obligation	514	—		514

Total current liabilities	43,429	(294)		43,135

Long term liabilities
Long-term debt	255,000	952,850	a,c	1,207,850
Capital lease obligations, less current portion	1,941	—		1,941
Other	2,328	(2,328)	b	—

Total long term liabilities	259,269	950,522		1,209,791

Total liabilities	302,698	950,228		1,252,926

Commitments and contingencies	—	—		—
Member’s Equity
Member’s equity	290,978	(290,978)	a,b,d	—
Class A Membership Interests	—	—		—
Class B Membership Interests	—	228,394	c,e	228,394

Total members’ equity	290,978	(62,584)		228,394

Total Liabilities and Members’ Equity	$593,676	$887,644		$1,481,320

Unaudited Pro Forma Consolidated Income Statements
For the Nine Months Ended September 30, 2007

	American Casino &			American Casino &
	Entertainment			Entertainment
	Properties LLC	Pro Forma	(See	Properties LLC
	Historical	Adjustments	Note 2)	Pro Forma
	(in thousands)
Revenues
Casino	$200,124	$—		$200,124
Hotel	67,584	—		67,584
Food and beverage	69,024	—		69,024
Tower, retail and other	30,082	—		30,082

Gross revenues	366,814	—		366,814
Less promotional allowances	30,421	—		30,421

Net revenues	336,393	—		336,393

Operating expenses
Casino	66,353	—		66,353
Hotel	27,105	—		27,105
Food and beverage	51,469	—		51,469
Other operating expenses	13,480	—		13,480
Selling, general and administrative	91,492	(28)	k	91,464
Depreciation and amortization	26,807	205	i	27,012
Loss on sale of assets	3	—		3

Total Costs and Expenses	276,709	177		276,886

Income from operations	59,684	(177)		59,507

Other income (expenses)
Interest income	1,643	—		1,643
Interest expense	(15,285)	(67,852)	h	(83,137)

Total Other Expense, net	(13,642)	(67,852)		(81,494)

Income (loss) before income taxes	46,042	(68,029)		(21,987)
Provision for income taxes	12,805	(12,805)	j	—

Net income (loss)	$33,237	$(55,224)		$(21,987)

Unaudited Pro Forma Consolidated Income Statements
For the Year Ended December 31, 2006

	American Casino &			American Casino &
	Entertainment			Entertainment
	Properties LLC	Pro Forma	(See	Properties LLC
	Historical	Adjustments	Note 2)	Pro Forma
	(in thousands)
Revenues
Casino	$220,814	$—		$220,814
Hotel	75,587	—		75,587
Food and beverage	83,667	—		83,667
Tower, retail and other	35,912	—		35,912

Gross revenues	415,980	—		415,980
Less promotional allowances	30,281	—		30,281

Net revenues	385,699	—		385,699

Operating expenses
Casino	80,060	—		80,060
Hotel	33,419	—		33,419
Food and beverage	60,052	—		60,052
Other operating expenses	16,856	—		16,856
Selling, general and administrative	107,073	466	k	107,539
Depreciation and amortization	28,620	7,396	i	36,016
Pre-opening costs	1,904	—		1,904
Loss on sale of assets	239	—		239

Total Costs and Expenses	328,223	7,862		336,085

Income from operations	57,476	(7,862)		49,614

Other income (expenses)
Interest income	2,239	—		2,239
Interest expense	(21,314)	(89,844)	h	(111,158)

Total Other Expense, net	(19,075)	(89,844)		(111,158)

Income (loss) before income taxes	38,401	(97,706)		(59,305)
Provision for income taxes	12,758	(12,758)	j	—

Net income (loss)	$25,643	$(84,948)		$(59,305)

Notes to Pro Forma Condensed Consolidated Financial Statements
Note 1. Acquisition
The following table sets forth the preliminary allocation of the purchase price as if the Acquisition occurred on September 30, 2007 (in thousands):

Cash consideration (excluding working capital)	$1,300,000
Estimated transaction costs, property improvement reserves and adjacent land purchases	121,000

$1,421,000

The preliminary allocation of the purchase price is as follows (in thousands):
Land	$723,570
Building and improvements	370,460
Furniture, fixtures and equipment	79,237
Intangibles and other assets	39,099
Goodwill	116,635
Restricted cash for improvements	66,000
Debt issuance costs	26,000

$1,421,000

The purchase price allocation is based on an independent appraisal and management estimates and may be adjusted up to one year following the closing of the Acquisition. Additionally, at the closing of the Acquisition approximately $17.2 million will be required to purchase the working capital. These amounts are as follows (in thousands):

Cash and cash equivalents	$37,365
Investments – restricted	2,908
Accounts receivable, net	6,725
Other current assets	13,322
Accounts payable	(5,269)
Accrued expenses	(24,876)
Accrued payroll and related expenses	(12,476)
Current portion of capital lease obligation	(514)

$17,185

Note 2. Pro Forma Adjustments
The following is a description of the pro forma adjustments to the financial statements to reflect the Acquisition.
a	To record the repayment of long term debt as required by the Agreement

b	To record writeoff of income tax amounts and related party amounts which will remain with AEP

c	To reflect acquisition and acquisition financing of debt and equity:
A term loan in the maximum principal amount of approximately $1.208 billion from Goldman Sachs Mortgage Company, interest only, annual interest rate at between LIBOR plus 220 basis points (minimum) and 370 basis points (maximum), initial term of two years with either two one-year extension options or three one-year extension options. Final terms remain under negotiation and subject to change through the closing of the Acquisition.
Proceeds of approximately $213 million from the issuance of Class A Membership Interests and Class B Membership Interests
d	To reflect distribution of cash

e	To reflect the purchase of working capital amounts

f	To reflect the approximately $66 million of loan proceeds held in reserve to pay for property renovations

g	To reflect the step-up in basis of the property, plant and equipment to be acquired

h	To reverse existing interest expense and debt cost amortization and record pro forma interest expense and debt cost amortization

i	To reverse existing depreciation and amortization expense and record pro forma depreciation and amortization expense

j	To reverse existing income tax expense

k	To reverse administrative expense allocation to related parties

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     Reference is made to the information set forth in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the 2006 Form 10-K and the respective “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the quarterly report for the quarterly period ended March 31, 2007 filed by us on Form 10-Q with the SEC, or the First Quarter 10-Q, the quarterly report for the quarterly period ended June 30, 2007 filed by us on Form 10-Q with the SEC, or the Second Quarter 10-Q, and the quarterly report for the quarterly period ended September 30, 2007 filed by us on Form 10-Q with the SEC, or the Third Quarter 10-Q, which information is incorporated herein by reference.
Acquisition Financing
     The closing of the Acquisition is not subject to a financing condition. However, we currently expect the Acquisition and the related fees and expenses will be financed with (1) proceeds from the issuance of Class A Interests to VoteCo and Class B Interests to Holdings, which we refer to as the Equity Financing, and (2) a term loan in the maximum amount of approximately $1.208 billion from Goldman Sachs Mortgage Company, or the Goldman Term Loan, the terms of which are still being negotiated. We refer to the Goldman Term Loan and the Equity Financing as the Acquisition Financing. If the Acquisition is consummated, the actual types and amounts of funds utilized to finance the Acquisition and pay related fees and expenses may differ based on prevailing circumstances at the time. In addition, application of the Acquisition Financing is subject to, among other matters, applicable gaming authority approvals. The Acquisition Financing and capital structure are subject to change based on events and circumstances that occur on or prior to the closing of the Acquisition. Certain of our assets, including the Hotels, will secure the Goldman Term Loan.
     Reference is made to information set forth in “Item 1. Business” and “Item 4. Security Ownership of Certain Beneficial Owners and Management – Change of Control” of this registration statement, which information is incorporated herein by reference.
     Although the final terms of the Goldman Term Loan remain under discussion and are subject to change based on events and circumstances that occur on or prior to the closing of the Acquisition, the Goldman Term Loan is expected to be for a maximum principal amount of $1.208 billion with an annual interest rate that we expect will be between a minimum of LIBOR plus 220 basis points and a maximum of LIBOR plus 370 basis points. A minimum of $66 million of the Goldman Term Loan is expected to be held back for capital expenditures and an interest reserve. The initial term is expected to be two years with either two one-year extension options or three one-year extension options. In addition, we expect that the Goldman Term Loan will contain important affirmative and negative financial covenants customary for loans of this nature, which may restrict our ability to operate our gaming operations or pursue development opportunities if desired.
     Subsequent to the closing of the Acquisition, we expect that our cash flows from operations, together with cash on hand and available borrowings, including the Goldman Term

Loan, will be adequate to fund our activities, including the capital expenditures that we plan to make over the foreseeable future. However, no assurances can be made that such sources of financing will be sufficient to fund such activities and capital expenditures. Our debt, including the Goldman Term Loan, will materially restrict future borrowings.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
     Reference is made to the information set forth in “Item 7A. Quantitative and Qualitative Disclosures about Market Risk” of the 2006 Form 10-K and the respective “Item 3. Quantitative and Qualitative Disclosures about Market Risk” of the First Quarter 10-Q, the Second Quarter 10-Q and the Third Quarter 10-Q, which information is incorporated herein by reference.
     Following the closing of the Acquisition, the Company may have market risk associated with the Acquisition Financing.
ITEM 3. PROPERTIES.
     Reference is made to the information set forth in “Item 2. – Properties” of the 2006 Form 10-K, which information is incorporated herein by reference.
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
     Currently, AEP owns all of our issued and outstanding membership interests. The principal executive offices of AEP are located at 2000 Las Vegas Boulevard South, Las Vegas, Nevada 89104. Neither our officers nor the officers and directors of our parent own any of our equity interests or the equity interests of our parent or subsidiaries.
Change of Control
     In connection with and immediately after the Acquisition, we expect to (a) redeem all of our issued and outstanding membership interests acquired by VoteCo pursuant to the Agreement, (b) issue 100% of the Class A Interests to VoteCo in exchange for an equity contribution made by VoteCo and (c) issue 100% of the Class B Interests to Holdings in exchange for an equity contribution made by Holdings.
     Following the completion of the Acquisition, all of our issued and outstanding membership interests will be held by VoteCo and Holdings.
     In connection with and immediately after the Acquisition, we expect to execute the Amended Operating Agreement by and among us, VoteCo and Holdings. Pursuant to the Amended Operating Agreement, holders of Class A Interests will be entitled to one vote per interest on all matters to be voted on by voting members of our company. Holders of Class B Interests will have no vote, except as otherwise expressly required by law. Messrs. Stuart Rothenberg, Brahm Cramer and Jonathan Langer are the sole members and managers of VoteCo.
     We will issue Class A Interests and Class B Interests in connection with the organizational structure to be put in place in order to consummate the Acquisition so that

Holdings will acquire all of our issued and outstanding Class B Interests without having any voting power or other power to control our affairs or operations, except as otherwise expressly required by law.
     Messrs. Rothenberg, Cramer and Langer are the managers of VoteCo and thereby each may be deemed to have beneficial ownership of any Class A Interests to be owned of record by VoteCo upon the consummation of the Acquisition. None of our officers are expected to own any of our equity interests upon or after the consummation of the Acquisition.
     The diagram below shows the ownership of our company immediately before the Acquisition and the issuances of the Class A Interests and the Class B Interests to VoteCo and Holdings, respectively.
     The diagram below shows the ownership of our company following the Acquisition and the issuances of the Class A Interests and the Class B Interests to VoteCo and Holdings.
     At the time of the closing of the Acquisition, we expect a Transfer Restriction Agreement by and among Messrs. Rothenberg, Cramer and Langer, VoteCo and Holdings, which we refer to as the Transfer Restriction Agreement, to be executed. See “Item 7. Certain Relationships and Related Transactions, and Director Independence – Transfer Restriction Agreement” of this registration statement.
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.
     Reference is made to the information set forth in “Item 10. Directors, Executive Officers and Corporate Governance – Directors and Officers” of the 2006 Form 10-K, which information is incorporated herein by reference.

     As of the closing of the Acquisition, our directors and executive officers are expected to be as follows:

NAME	AGE	POSITION
Stuart Rothenberg	44	Board Member
Brahm Cramer	39	Board Member
Jonathan Langer	38	Board Member
Richard Patrick Brown	60	President and Chief Executive Officer
Denise Barton	50	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
     Stuart Rothenberg will become a member of our board of directors upon consummation of the Acquisition. Mr. Rothenberg has been a managing director and a partner of Goldman Sachs since 1996. He has been head of the Real Estate Principal Investment Area of Goldman Sachs since 2003 and was the chief operating officer of the Real Estate Principal Investment Area of Goldman Sachs from 1998 to 2003. Mr. Rothenberg is the president and a member of the Board of Directors of The Archon Group, a member of the International Advisory Board for Eurohypo, a member of the Board of Directors of Kerzner International, and a former director of Starwood Lodging Trust. He is a trustee of the Goldman Sachs Foundation, the Urban Land Institute and the Chapin School. He is a member of the Board of Directors of the Mt. Sinai Pediatrics Center Foundation, the University of Pennsylvania Undergraduate Financial Aid Committee, the Real Estate Roundtable and the Zell/Lurie Real Estate Center.
     Brahm Cramer will become a member of our board of directors upon consummation of the Acquisition. Mr. Cramer has been a managing director of Goldman Sachs since 2000 and a partner of Goldman Sachs since 2002. He has been the chief operating officer of the Real Estate Principal Investment Area of Goldman Sachs since 2003 and he was the Chief Financial Officer of the Real Estate Principal Investment Area of Goldman Sachs from 1999 to 2003. Mr. Cramer serves on the Boards of The Archon Group’s Commercial and Residential Companies and the Board of Civic Builders (a New York-based non-profit organization whose mission is to build charter school facilities).
     Jonathan Langer will become a member of our board of directors upon consummation of the Acquisition. Mr. Langer has been a managing director of Goldman Sachs since 2003 and a partner of Goldman Sachs since 2006, and he is head of US acquisitions and global head of hospitality and gaming investing for the Real Estate Principal Investment Area of Goldman Sachs.
     Richard P. Brown has served as our President, Chief Executive Officer and a director of American Entertainment Properties Corp. and American Casino & Entertainment Properties Finance Corp. since inception. Mr. Brown has over 17 years experience in the gaming industry. Mr. Brown has been the President and Chief Executive Officer of each of the Stratosphere, Arizona Charlie’s Decatur and Arizona Charlie’s Boulder since June 2002. From January 2001 to June 2002, he served as Chief Operating Officer for all three properties. Prior to joining Stratosphere Gaming Corporation in March 2000 as Executive Vice President of Marketing, Mr. Brown held executive positions with Harrah’s Entertainment and Hilton Gaming

Corporation. Since October 2002, Mr. Brown has served as President and Chief Executive Officer of GB Holdings, Inc., which filed for Chapter 11 bankruptcy protection on September 29, 2005. Since October 2003, he has served as President and Chief Executive Officer of Atlantic Coast Entertainment Holdings, Inc. Mr. Brown has been licensed by the Nevada State Gaming Control Commission.
     Denise Barton has served as the Senior Vice President, Chief Financial Officer, Treasurer and Secretary of American Entertainment Properties Corp., American Casino & Entertainment Properties Finance Corp. and American Casino & Entertainment Properties LLC since inception. Ms. Barton has been Senior Vice President and Chief Financial Officer of each of Stratosphere, Arizona Charlie’s Decatur and Arizona Charlie’s Boulder since February 2003. Ms. Barton joined the Stratosphere as Vice President of Finance and Chief Financial Officer in August 2002. From February 1999 to June 2002, she served as Chief Financial Officer for Lowestfare.com, a travel company controlled by affiliates of Carl Icahn. Ms. Barton was employed by KPMG LLP, certified public accountants, from January 1990 to February 1999. Ms. Barton is a certified public accountant. Since December 2003, Ms. Barton has served as Vice President, Chief Financial Officer and Principal Accounting Officer of GB Holdings, Inc., which filed for Chapter 11 bankruptcy protection on September 29, 2005. Since December 2003, she has served as Vice President, Chief Financial Officer and Principal Accounting Officer of Atlantic Coast Entertainment Holdings, Inc. Ms. Barton has been licensed by the Nevada State Gaming Control Commission.
ITEM 6. EXECUTIVE COMPENSATION.
     Reference is made to the information set forth in “Item 11. Executive Compensation” of the 2006 Form 10-K, which information is incorporated herein by reference.
     On April 20, 2007, each of Richard P. Brown and Denise Barton entered into an employment agreement with us, effective January 1, 2007 and April 1, 2007 respectively. The terms of the agreements are described in “Item 5.02. Departure of Certain Officers; Election of our Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” of current report on Form 8-K filed with the SEC on April 26, 2007, or the April 26, 2007 8-K. The agreements are filed as Exhibits 10.16 and 10.17 of this registration statement. “Item 5.02. Departure of Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” of the April 26, 2007 8-K and Exhibits 10.16 and 10.17 of this registration statement are incorporated herein by reference.
     On June 25, 2007, our Board of Directors approved a resolution to (i) amend our Management Incentive Plan, or the MIP, effective January 1, 2005, and (ii) establish the EBITDA goals for fiscal year 2007 under the MIP, as amended. The terms of the amendment are described in “Item 5.02. Departure of Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” of our current report on Form 8-K filed with the SEC on June 29, 2007 and are incorporated herein by reference.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.
     Reference is made to the information set forth in “Item 13. Certain Relationships and Related Transactions, and Director Independence” of the 2006 Form 10-K, which information is incorporated herein by reference.
Purchase Agreement
     On April 22, 2007, Holdings entered into the Agreement with AEP (which was amended on September 12, 2007), our parent, to purchase all of our issued and outstanding membership interests for $1.3 billion plus or minus certain adjustments such as working capital, more fully described in the Agreement. On December 4, 2007, Holdings entered into an Assignment and Assumption Agreement with VoteCo, whereby Holdings assigned all of its rights, interests and obligations under the Agreement to VoteCo. For more detailed discussion about the Agreement and the related Acquisition, see information set forth in “Item 1. Business” of this registration statement, which information is incorporated herein by reference.
Employment Arrangements
     “Item 5.02. Departure of Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” of the April 26, 2007 8-K is incorporated herein by reference.
Operating Agreement
     At the time of the closing of the Acquisition, we expect to enter into the Amended Operating Agreement. Pursuant to the Amended Operating Agreement, holders of Class A Interests will be entitled to one vote per interest in all matters to be voted on by our voting members. Except as otherwise expressly required by law, holders of Class B Interests will have no right to vote on any matters to be voted on by our members. Holders of Class A Interests and Class B Interests will have no preemptive rights, no other rights to subscribe for additional interests, no conversion rights and no redemption rights, will not benefit from any sinking fund, and will not have any preferential rights upon a liquidation.
     The Amended Operating Agreement will contain indemnity provisions pursuant to which we will indemnify the directors and officers under certain circumstances. See information set forth in “Item 12. Indemnification of Officers and Directors” of this registration statement, which information is incorporated herein by reference.
Transfer Restriction Agreement
     At the time of the closing of the Acquisition, we expect a Transfer Restriction Agreement by and among Messrs. Rothenberg, Cramer and Langer, VoteCo and Holdings to be executed.
     Our Class A Interests to be issued to VoteCo will be subject to the Transfer Restriction Agreement, which we expect will provide, among other things, that:

•	Holdings has the right to acquire Class A Interests from VoteCo on each occasion that Class B Interests held by Holdings would be transferred to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all findings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws,

•	A specific purchase price, as determined in accordance with the Transfer Restriction Agreement, will be paid to acquire the Class A Interests from VoteCo, and

•	VoteCo will not transfer ownership of Class A Interests owned by it except pursuant to such option of Holdings.
Director Independence Post-Acquisition
     Our directors after the Acquisition are not expected to be “independent” under the currently applicable listing standards of the New York Stock Exchange.
ITEM 8. LEGAL PROCEEDINGS.
     We are a defendant in various lawsuits relating to routine matters incidental to our business. Management does not believe that the outcome of any such litigation, in the aggregate, will have a material adverse effect on us.
ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S EQUITY AND RELATED STOCKHOLDER MATTERS.
     No established public trading market exists for our equity securities, and no established public trading market is expected to exist prior to, at or after the closing of the Acquisition. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our equity.
     There are no outstanding options or warrants to purchase, or securities convertible into, our common equity. All of our membership interests are subject to sale pursuant to Rule 144 under the Securities Act, subject to the limitations set forth therein. We have not agreed with any security holder to register any of our common equity for sale by any security holder. None of our common equity is being, or has been publicly proposed to be, publicly offered by us.
     As of the closing of the Acquisition, it is currently contemplated that we will have one holder of record of our Class A Interests and one holder of record of our Class B Interests.
     We do not pay, and do not anticipate paying at or after the closing of the Acquisition, any dividends or making any distributions on our common equity.
     There are no securities authorized for issuance under equity compensation plans and we do not anticipate authorizing securities for issuance under equity compensation plans in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.
     In connection with and immediately after the Acquisition, we expect to (a) redeem all of our issued and outstanding membership interests acquired by VoteCo pursuant to the Agreement, (b) issue 100% of our Class A Interests to VoteCo in exchange for an equity contribution made by VoteCo and (c) issue 100% of our Class B Interests to Holdings in exchange for an equity contribution made by Holdings. See information set forth in “Item 1. Business” and “Item 4. Security Ownership of Certain Beneficial Owners and Management – Change of Control” of this registration statement, which information is incorporated herein by reference.
     The sales of unregistered securities described herein will be exempt from registration under the Securities Act pursuant to Section 4(2) thereof.
ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.
General
     Reference is made to information set forth in “Item 1. Business” and “Item 4. Security Ownership of Certain Beneficial Owners and Management – Change of Control” of this registration statement, which information is incorporated herein by reference.
     Prior to the closing of the Acquisition, we expect to execute the Amended Operating Agreement, which creates two classes of membership interests, the Class A Interests and the Class B Interests. At the closing of the Acquisition, Class A Interests and Class B Interests are expected to be outstanding. We expect to issue Class A Interests to VoteCo and Class B Interests to Holdings on a pro rata basis in proportion to the equity contributions made by each entity. The Class A Interests are the only class of our equity being registered pursuant to this registration statement.
Class A Interests and Class B Interests
     Pursuant to the Amended Operating Agreement, holders of Class A Interests will be entitled to one vote per interest on all matters to be voted on by the members of our company and will not be entitled to cumulative voting for the election of directors. Except as otherwise expressly required by law, holders of Class B Interests will have no right to vote on any matters to be voted on by our members. Holders of Class A Interests and Class B Interests will have no preemptive rights, no other rights to subscribe for additional interests of our company, no conversion rights and no redemption rights, will not benefit from any sinking fund and will not have any preferential rights upon a liquidation. The Class A Interests will be subject to the Transfer Restriction Agreement, as described in “Item 7. Certain Relationships and Related Transactions, and Director Independence – Transfer Restriction Agreement” of this registration statement. Holders of Class A Interests and Class B Interests will be entitled to share ratably in cash dividends or other distributions when, as and if distributed by us, as provided in our Amended Operating Agreement.
     No securities issued by us and no interest, claim or charge therein or thereto may be transferred, except in accordance with the provisions of the Nevada Act and the regulations promulgated thereunder. Any transfer in violation thereof is void until we cease to be subject to the jurisdiction of the Nevada Gaming Commission or the Nevada Gaming Commission approves the transfer.
Restrictions on Business Combinations and Corporate Control
Nevada Gaming Laws and Regulations relating to ownership of securities.
     Our gaming operations are subject to the licensing and regulatory control of the Nevada State Gaming Control Board, the Nevada Gaming Commission, Clark County and the City of Las Vegas.
     Any beneficial holder of our voting securities or other equity securities, including the direct and indirect holders of our non-voting Class B Interests, regardless of the number of interests owned, may be required to file an application, be investigated and have such holder’s suitability as a beneficial holder of our voting securities or other equity securities determined if the Nevada Gaming Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.
     The Nevada Act requires any person who individually or in association with others acquires, directly or indirectly, beneficial ownership of more than 5% of our voting securities to report the acquisition to the Nevada Gaming Commission, and such person may be required to be found suitable. The Nevada Act requires that each person who, individually or in association with others, acquires, directly or indirectly, beneficial ownership of more than 10% of our voting securities apply to the Nevada Gaming Commission for a finding of suitability within thirty days after the Chairman of the Nevada State Gaming Control Board mails the written notice requiring such filing. Under certain circumstances, an “institutional investor,” as defined in the Nevada Act, that acquires more than 10%, but not more than 15%, of our voting securities may apply to the Nevada Gaming Commission for a waiver of such suitability requirement if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the managers of our company, any change in our Articles of Organization, operating agreement, management, policies or operations, or any of our gaming affiliates, or any other action which the Nevada Gaming Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (1) voting on all matters voted on by members; (2) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (3) such other activities as the Nevada Gaming Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners.

     Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Gaming Commission or the Chairman of the Nevada State Gaming Control Board may be found unsuitable. The same restrictions apply to a record owner of equity securities if the record owner, after request, fails to identify the beneficial owner. Any member found unsuitable and who holds, directly or indirectly, any beneficial ownership of the equity securities of a registered company beyond such period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a member or hold a voting security or other equity security issued by us or to have any other relationship with us, we (1) pay that person any dividend or interest upon our voting securities, (2) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (3) pay remuneration in any form to that person for services rendered or otherwise, or (4) fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.
     The Nevada Gaming Commission may, in its discretion, require the holder of any debt or nonvoting security of a registered company to file applications, be investigated and be found suitable to own the debt or nonvoting security of a registered company. If the Nevada Gaming Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the registered company can be sanctioned, including by revocation of its approvals, if, without the prior approval of the Nevada Gaming Commission, the registered company: (1) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (2) recognizes any voting right by such unsuitable person in connection with such securities; (3) pays the unsuitable person remuneration in any form; or (4) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.
     We are required to maintain a current ledger in Nevada reflecting the ownership of record of each outstanding equity security issued by us which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Gaming Commission has the power to require our securities to bear a legend indicating that the securities are subject to the Nevada Act.
     We may not make a public offering of our securities without the prior approval of the Nevada Gaming Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. After recommendation by the Nevada Board, the Nevada Gaming Commission may act on the application. Approval by the Nevada Gaming Commission relates solely to the terms of the offering. It does not constitute a finding that the entity has been or will be found qualified to be involved with gaming activities in Nevada for which a separate Nevada Gaming Commission approval will be required. Further, approval does not involve a finding by the Nevada Gaming Commission as to the accuracy or adequacy of this registration statement; nor does it include a finding regarding the suitability of the persons involved.

     Changes in control of our company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby the person obtains control, may not occur without the prior approval of the Nevada Gaming Commission. Entities and persons seeking to acquire control of a registered company must satisfy the Nevada Gaming Commission in a variety of stringent standards prior to assuming control of such registered company. The Nevada Gaming Commission may also require controlling stockholders, members, partners, officers, directors and other persons having an ownership interest in or a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.
     VoteCo has filed applications with the Nevada Gaming Authorities for approval to acquire control of our company and for registration as a holding company with respect to the Company. In connection with our and VoteCo’s applications, each of Messrs. Rothenberg, Cramer and Langer has filed applications for approval as a controlling member and manager of our company and as a manager and member of VoteCo. In addition, we will file an application with the Nevada Gaming Board for registration with the Nevada Gaming Commission as a PTC. No assurances can be given that such approval and Gaming Licenses will be granted or that, if granted, they will be granted on a timely basis. We may not close the Acquisition until the Gaming Licenses are obtained.
     The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees, and Registered Companies that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to: (1) assure the financial stability of corporate gaming operators and their affiliates; (2) preserve the beneficial aspects of conducting business in the corporate form; and (3) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Gaming Commission before the Company can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Company’s directors in response to a tender offer made directly to the Registered Company’s members for the purposes of acquiring control of the Registered Company.
     It is expected that the Final Order may (1) prohibit VoteCo or Holdings or their respective affiliates from selling, assigning, transferring, pledging or otherwise disposing of Membership Interests or any other security convertible into or exchangeable from Class A Interests or Class B Interests, without the prior approval of the Nevada Gaming Commission, (2) prohibit the direct or indirect members of VoteCo from selling, assigning, transferring, pledging or otherwise disposing of any direct or indirect membership interest in VoteCo without the prior administrative approval of the Chairman of the Nevada Board or his designee, and (3) prohibit the Company from declaring cash dividends or distributions on any class of membership interest of the Company beneficially owned in whole or in part by Holdings or VoteCo or their respective affiliates, without the prior approval of the Nevada Gaming Commission. The Final Order would become effective upon issuance by the Nevada Gaming Commission.
     It is anticipated that the Nevada Board, Clark County and the City of Las Vegas will investigate the Acquisition while the SEC reviews this Form 10.
ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     We are a limited liability company organized under the laws of the State of Delaware. Section 18-108 of the Delaware Limited Liability Company Act provides that a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement.
     Our existing limited liability company agreement provides that we shall indemnify American Entertainment Properties Corp., a Delaware corporation and our sole member and manager, and each of its officers, directors, stockholders, employees and agents, whether or not then in office (and his or her executor, administrator or heirs), or, each, an Indemnified Person, against all reasonable expenses actually and necessarily incurred, including, but not limited to, judgments, costs and counsel fees, in connection with the defense of any civil, criminal or administrative action, suit or proceeding to which it, he or she may have been or become a party because it, he or she is or was a member or officer of our company or designated to act on our behalf. It, he or she shall have no right to reimbursement, however, in relation to matters as to which it, he or she is adjudicated to have engaged in willful misconduct, bad faith or gross negligence. The right to indemnity for expenses shall also apply to expenses of actions that are compromised or settled. The foregoing right of indemnification shall be in addition to, and not exclusive of, all other rights to which any Indemnified Person may be entitled.
     The Amended Operating Agreement that will be entered at the closing of the Acquisition will contain provisions for indemnification of the members of our board and our officers and their respective affiliates, or the Indemnitees. The Amended Operating Agreement will require us to indemnify the Indemnitees against any losses, liabilities or expenses incurred by the Indemnitee in connection with any action, suit or proceeding, except an action brought by or on behalf of our company, and by reason of any action or inaction on the part of our company or on the part of the Indemnitee when the Indemnitee is acting on behalf of our company to the extent that such losses, liabilities or expenses did not result from the Indemnitee’s fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty or material breach of the Amended Operating Agreement. In addition, an Indemnitee will not be liable to us or to any of our members for any action or inaction on the part of our company or on the part of the Indemnitee when the Indemnitee is acting on behalf of our company so long as such action or inaction did not result from the Indemnitee’s fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty or material breach of the Amended Operating Agreement.
     Our board of directors may rely on agents in the agents’ areas of expertise and the board of directors’ good faith reliance on such agents will be full and complete protection for any action taken or omitted by the board of directors based on the agents’ opinion. The board of directors will not be responsible for the acts or omissions of an agent or employee of our company, the board of directors or any of their affiliates, if the board of directors uses due care in selecting its agents and employees.

     We will advance funds for legal fees incurred by the Indemnitee if the following conditions are satisfied: (1) the legal action relates to the performance of duties or services by the Indemnitee for us; and (2) the Indemnitee agrees to repay such advances if it is determined that the Indemnitee is not entitled to indemnification under the Amended Operating Agreement.
     The Indemnitees’ rights under the Amended Operating Agreement will not preclude any other right to which the Indemnitees may be entitled under law. The Indemnitee may satisfy any right of indemnity or reimbursement only from our assets and no member of our company will be personally liable to any claim for indemnity or reimbursement.
ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
     Our audited consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years ended December 31, 2006, 2005 and 2004 are incorporated herein by reference to Part II, “Item 8. Financial Statements and Supplementary Data” of the 2006 Form 10-K. Our unaudited condensed consolidated financial statements as of September 30, 2007 and December 31, 2006 and for each of the nine months ended September 30, 2007 and September 30, 2006 are incorporated herein by reference to Part I, Item 1. “Financial Information” in our Third Quarter 10-Q.
ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
None.
ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.
(a) List separately all financial statements filed.
The following financial statements are included in our 2006 Form 10-K or our Third Quarter 10-Q and incorporated herein by reference:
(i) The Company’s audited financial statements as of December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2006 and 2005
Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Member’s/Stockholders’ Equity for the years ended December 31, 2006, 2005 and 2004
Notes to Consolidated Financial Statements

(ii) The Company’s unaudited condensed consolidated financial statements as of September 30, 2007 and December 31, 2006 and for each of the nine months ended September 30, 2007 and 2006
Condensed Consolidated Balance Sheets as of September 30, 2007 (unaudited) and December 31, 2006
Condensed Consolidated Statements of Income for the three months ended September 30, 2007 and September 30, 2006 (unaudited)
Condensed Consolidated Statements of Income for the nine months ended September 30, 2007 and September 30, 2006 (unaudited)
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2007 and September 30, 2006 (unaudited)
Notes to Condensed Consolidated Financial Statements (unaudited)
(b) Exhibits.
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

2.1	Membership Interest Purchase Agreement, by and between W2007/ACEP Holdings, LLC and American Entertainment Properties Corp., dated as of April 22, 2007 (incorporated by reference to Exhibit 10.45 to AEP’s Form 8-K (SEC File No. 001-09516), filed on April 24, 2007).

2.2	First Amendment to Membership Interest Purchase Agreement, by and between W2007/ACEP Holdings, LLC and American Entertainment Properties Corp., dated September 12, 2007. *

2.3	Assignment and Assumption Agreement between W2007/ACEP Holdings, LLC and W2007/ACEP Managers VoteCo, LLC dated December 4, 2007. *

3.1	Second Amended and Restated Certificate of Formation of American Casino & Entertainment Properties LLC (incorporated by reference to Exhibit 3.1 to ACEP’s Form S-4 (SEC File No. 333-118149), filed on August 12, 2004).

3.2	Limited Liability Company Agreement of American Casino & Entertainment Properties LLC (incorporated by reference to Exhibit 3.2 to ACEP’s Form S-4 (SEC File No. 333-118149), filed on August 12, 2004).

4.1	Indenture, dated as of January 29, 2004, among American Casino & Entertainment Properties LLC, American Casino & Entertainment Properties Finance Corp., the guarantors from time to time party thereto and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to ACEP’s Form S-4 (SEC File No. 333-118149), filed on August 12, 2004).

4.2	Supplemental Indenture, dated as of May 26, 2004, among American Casino & Entertainment Properties LLC, American Casino & Entertainment Properties Finance Corp., certain subsidiaries of American Casino & Entertainment Properties LLC and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to ACEP’s Form S-4 (SEC File No. 333-118149), filed on August 12, 2004).

EXHIBIT NO.	DESCRIPTION

4.3	Form of 7.85% Senior Secured Note due 2012 (incorporated by reference to Exhibit 4.1 to ACEP’s Form S-4 (SEC File No. 333-118149), filed on August 12, 2004).

4.4	Registration Rights Agreement, dated as of January 29, 2004, among American Casino & Entertainment Properties LLC, American Casino & Entertainment Properties Finance Corp., certain subsidiaries of American Casino & Entertainment Properties LLC and Bear, Stearns & Co. Inc. (incorporated by reference to Exhibit 4.4 to ACEP’s Form S-4 (SEC File No. 333-118149), filed on August 12, 2004).

10.1	Credit Agreement, dated as of January 29, 2004, among American Casino & Entertainment Properties LLC, certain subsidiaries of American Casino & Entertainment Properties LLC, the several lenders from time to time parties thereto and Bear Stearns Corporate Lending Inc., as syndication agent and administrative agent (incorporated by reference to Exhibit 10.1 to ACEP’s Form S-4 (SEC File No. 333-118149), filed on August 12, 2004).

10.2	Pledge and Security Agreement, dated as of May 26, 2004, among American Casino & Entertainment Properties LLC, American Casino & Entertainment Properties Finance Corp., certain subsidiaries of American Casino & Entertainment Properties LLC and Bear Stearns Corporate Lending Inc. (incorporated by reference to Exhibit 10.2 to ACEP’s Form S-4 (SEC File No. 333-118149), filed on August 12, 2004).

10.3	Deed of Trust, Assignment of Rents and Leases, Security Agreement and Fixture Filing, dated as of May 26, 2004, made by Stratosphere Land Corporation, as Trustor, to Lawyers Title of Nevada, as Trustee, for the benefit of Wilmington Trust Company, in its capacity as Indenture Trustee, for the benefit of the Secured Parties, as Beneficiary (incorporated by reference to Exhibit 10.3 to ACEP’s Form S-4 (SEC File No. 333-118149), filed on August 12, 2004).

10.4	Employment Agreement, effective as of April 1, 2004, by and between American Casino & Entertainment Properties LLC and Richard P. Brown (incorporated by reference to Exhibit 10.4 to ACEP’s Form S-4 (SEC File No. 333-118149), filed on August 12, 2004).

10.5	Membership Interest Purchase Agreement, dated as of January 5, 2004, by and among American Casino & Entertainment Properties LLC, Starfire Holding Corporation and Carl C. Icahn (incorporated by reference to American Real Estate Partners, L.P.’s Exhibit 99.2 to Form 8-K (SEC File No. 1-9516), filed on January 5, 2004).

10.6	First Amendment to Credit Agreement, dated as of January 29, 2004 among American Casino & Entertainment Properties LLC, as the Borrower, certain subsidiaries of the Borrower, as Guarantors, The Several Lenders, Bear Stearns Corporate Lending Inc. as Syndication Agent, and Bear Stearns Corporate Lending Inc., as Administrative Agent, dated as of May 26, 2004, Bear, Stearns & Co. Inc., as Sole Lead Arranger and Sole Bookrunner (incorporated by reference to Exhibit 10.6 to ACEP’s Amendment No. 1 to Form S-4 (SEC File No. 333-118149), filed on October 12, 2004).

10.7	Deed of Trust, Assignment of Rents and Leases, Security Agreement and Fixture Filing, dated as of May 26, 2004, made by Stratosphere Corporation, as Trustor, to Lawyers Title of Nevada, as Trustee, for the benefit of Wilmington Trust Company, in its capacity as Indenture Trustee, for the benefit of the Secured Parties, as Beneficiary (incorporated by reference to Exhibit 10.7 to ACEP’s Amendment No. 1 to Form S-4 (SEC File No. 333-118149), filed on October 12, 2004).

EXHIBIT NO.	DESCRIPTION

10.8	Deed of Trust, Assignment of Rents and Leases, Security Agreement and Fixture Filing, dated as of May 26, 2004, made by Arizona Charlie’s, LLC, as Trustor, to Lawyers Title of Nevada, as Trustee, for the benefit of Wilmington Trust Company, in its capacity as Indenture Trustee, for the benefit of the Secured Parties, as Beneficiary (incorporated by reference to Exhibit 10.8 to ACEP’s Amendment No. 1 to Form S-4 (SEC File No. 333-118149), filed on October 12, 2004).

10.9	Deed of Trust, Assignment of Rents and Leases, Security Agreement and Fixture Filing, dated as of May 26, 2004, made by Fresca, LLC, as Trustor, to Lawyers Title of Nevada, as Trustee, for the benefit of Wilmington Trust Company, in its capacity as Indenture Trustee, for the benefit of the Secured Parties, as Beneficiary (incorporated by reference to Exhibit 10.9 to ACEP’s Amendment No. 1 to Form S-4 (SEC File No. 333-118149), filed on October 12, 2004).

10.10	Service Mark License Agreement, by and between Becker Gaming, Inc. and Arizona Charlie’s, Inc., dated as of August 1, 2000 (incorporated by reference to Exhibit 10.10 to ACEP’s Form 10-K (SEC File No. 333-118149), filed on March 16, 2005).

10.11	Employment Agreement, effective as of January 16, 2006, by and between American Casino & Entertainment Properties LLC and Denise Barton (incorporated by reference to Exhibit 10.12 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on January 20, 2006).

10.12	American Casino & Entertainment Properties LLC & Atlantic Coast Entertainment Holdings, Inc. Management Incentive Plan Effective January 1, 2005 Revised January 10, 2006 (incorporated by reference to Exhibit 10.12 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on January 20, 2006).

10.13	Employment Agreement, effective as of February 21, 2006, by and between American Casino & Entertainment Properties LLC and Bobby Ray Harris (incorporated by reference to Exhibit 10.13 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on February 23, 2006).

10.14	Tax Allocation Agreement, dated as of May 26, 2004, by and among American Entertainment Properties Corp. and American Casino & Entertainment Properties LLC and its subsidiaries (incorporated by reference to Exhibit 10.14 to ACEP’s Form 10-K (SEC File No. 333-118149), filed on March 16, 2006).

10.15	Undertaking, dated November 20, 1998, by Starfire Holding Corporation, for the benefit of American Real Estate Partners, L.P. and its subsidiaries (incorporated by reference to Exhibit 10.15 to ACEP’s Form 10-K (SEC File No. 333-118149), filed on March 16, 2006).

10.16	Employment Agreement, dated as of January 1, 2007, by and between American Casino & Entertainment Properties LLC and Richard P. Brown (incorporated by reference to Exhibit 10.1 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on April 20, 2007).

10.17	Employment Agreement, dated as of April 1, 2007, by and between American Casino & Entertainment Properties LLC and Denise Barton (incorporated by reference to Exhibit 10.2 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on April 20, 2007).

10.18	First Amendment to American Casino & Entertainment Properties LLC & Atlantic Coast Entertainment Holdings, Inc. Management Incentive Plan (Effective January 1, 2005, Revised January 10, 2006), dated as of June 25, 2007 (incorporated by reference to Exhibit 10.1 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on June 25, 2007).

*	Filed herewith.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC
By:	American Entertainment Properties Corp., its sole member

By:	/s/ Denise Barton
Denise Barton
Chief Financial Officer

Date: December 12, 2007